Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement

Dated May 20, 2013 and

Registration Statement No. 333-188696

Dated May 20, 2013

Final Term Sheet

Sabra Health Care Limited Partnership

Sabra Capital Corporation

5.375% of Senior Notes due 2023

May 20, 2013

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying prospectus of Sabra Health Care Limited Partnership and Sabra Capital Corporation, each dated May 20, 2013. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 5.375% Senior Notes due 2023

Co-issuers:	Sabra Health Care Limited Partnership and Sabra Capital Corporation (the “Issuers”).
Guarantors:	Sabra Health Care REIT, Inc. and certain of its existing and future subsidiaries other than the Issuers.
Title of Securities:	5.375% Senior Notes due 2023 (the “Notes”).
Aggregate Principal Amount:	$200,000,000
Issue Price:	100.000%, plus accrued interest, if any.
Gross Proceeds:	$200,000,000
Coupon:	5.375% per annum.
Yield to Maturity:	5.375%

Final Maturity Date:	June 1, 2023.
Record Dates:	May 15 and November 15 of each year.
Interest Payment Dates:	June 1 and December 1 of each year.
First Interest Payment Date:	December 1, 2013.
Make-Whole Redemption:	Prior to June 1, 2018, plus accrued and unpaid interest, if any, plus the “make-whole premium” described in the Preliminary Prospectus Supplement.
Optional Redemption:	On or after June 1, 2018, the Notes are redeemable, in whole or in part, upon not less than 30 days, nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of principal amount), if redeemed during the twelve-month period beginning on June 1 of each year listed below, in each case together with accrued and unpaid interest, if any, to the redemption date:
	Date	Price
	2018	102.688%
	2019	101.792%
	2020	100.896%
	2021 and thereafter	100.000%
Optional Redemption with Equity Proceeds:	On one or more occasions before June 1, 2016, we may use an amount equal to all or a portion of the Net Cash Proceeds of one or more Equity Offerings to redeem up to 35% of the original principal amount of the Notes at a redemption price equal to 105.375% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.
Change of Control:	Putable at 101% of principal plus accrued and unpaid interest, if any.
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	Credit Agricole Securities (USA) Inc. RBS Securities Inc.
Trade Date:	May 20, 2013.
Settlement Date:	May 23, 2013 (T+3).

CUSIP and ISIN Numbers:	CUSIP: 78572X AD3 ISIN: US78572XAD30
Expected Ratings[1]:	B1 / BB- (Moody’s / S&P)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuers and the guarantors have has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers and the guarantors have filed with the SEC for more complete information about the Issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847, RBC Capital Markets, LLC at 877-280-1299, Wells Fargo Securities, LLC at 800-326-5897, Credit Agricole Securities (USA) Inc. at 866-807-6030 and RBS Securities Inc. at 866-884-2071.

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